UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-39173

I-MAB

Suite 802, West Tower, OmniVision, 88 Shangke Road, Pudong District

Shanghai, 201210

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Change of Members of Board and Audit Committee

The Board of Directors (the “Board”) of I-Mab (the “Company”) appointed two new members effective as of December 10, 2021, replacing the two previous members. Mr. John Long, the Chief Financial Officer of the Company, is appointed as a member of the Board, replacing Mr. Yu Jie, board representative of Tasly, who resigned on the same day; Ms. Liu Xi is appointed as a member of the Board and as a member of the Audit Committee, replacing Mr. Yuan Bing of Hony Capital, who resigned on the same day.

Mr. John Long joined the Company as the Chief Financial Officer in November 2021. As the Chief Financial Officer, John oversees Company’s global finance operations and leads its capital markets activities (including dual listing efforts), investor relations and all aspects of financial management.

Ms. Liu Xi joined Hony Capital in August 2011, with current position as the Partner of Hony Life Sciences Ventures. Ms. Liu Xi is an investment veteran with over 10 years’ experience in the private market, with investment focus on biopharma, biotech and diagnostics.

In connection with Mr. John Long and Ms. Liu Xi appointment to the Board of Company, Mr. John Long and Ms. Liu Xi entered into the Company’s standard form of indemnification agreement, a copy of which was filed as Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-234363) initially filed with the Securities and Exchange Commission on October 29, 2019, as amended. The Board has determined that Ms. Liu Xi satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meets the independence standards under Rule 10A-3 under the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

I-MAB

By	:	/s/ John Long
Name	:	John Long
Title	:	Director and Chief Financial Officer

Date: December 10, 2021